Exhibit 99.1

Nexa Reports First Quarter Exploration Results

Luxembourg, April 22, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the first quarter of 2021. This document contains forward-looking statements.

Mineral Exploration Program for 2021

Nexa’s Mineral Exploration program for 2021 comprises a total of 111,000 meters of exploratory drilling, of which 17,871 meters were executed in the first quarter of 2021 through 24 operating drill rigs. The program in Peru accounts for 69,000 meters, in Brazil for 30,000 meters and in Namibia for 12,000 meters.

In Peru, at the Pasco Complex, the exploration is focused on the San Gerardo open pit mine and nearby targets (Atacocha) and the near surface Sara orebody (El Porvenir) aiming to provide additional Mineral Resources and Mineral Reserves to justify the shaft improvement. At Cerro Lindo, the strategy is to expand the current Mineral Resources and Mineral Reserves of existing bodies and seek relevant extensions to new bodies of greater potential in the surrounding areas with a current focus on Pucasalla.

In Brazil, the focus is on Aripuanã, aiming at the deep expansion of Babaçu and, in the upcoming years, the search for new orebodies in the prospective trend. At Morro Agudo, we plan to expand the Bonsucesso Mineral Resources in depth in the southwestern parallel trend to consolidate the project as an underground mine operation. At Vazante exploratory drilling will search for new mineralized parallel bodies in the Varginha trend.

In Namibia, the focus is on potential targets for large copper deposits hosted in sediments.

Drilling activities usually start at a slow pace at the beginning of the year due to climate restrictions (given the rainy season in the southern hemisphere and snow in the Andes) and mobilization of drilling contractors, ramping up in the following quarters. Additional safety measures, temporarily adopted by local governments to mitigate the spread of COVID-19, also affected the start-up of the exploration program and the sample preparation laboratories in Brazil, which temporarily shutdown their facilities and may delay the release of assay results.

1Q21 Mineral Exploration Highlights

▪	In Cerro Lindo, drilling results continue to confirm continuity of orebody 9 after 2,128 meters drilled.

▪	In El Porvenir, drilling activities continue to confirm lateral extensions of the Sara orebody.

▪	At Vazante Extremo Norte, the continuity of willemite mineralization was confirmed in a northwest Varginha parallel trend to the main orebody with a 15.42% Zn intersection over 5.9 meters.

▪	In Morro Agudo, the Bonsucesso mineralized zone has been confirmed to extend in depth along a southwestern parallel trend.

▪	Exploratory drilling continued at Aripuanã, in the deep northwest extension of Babaçu, confirming VMS mineralization.

Exploration Report – 1Q21

▪	In Namibia, Nexa is releasing for the first time the exploration of our T-13 target obtained along the recent years and the Deblin target obtained along 2020. Both targets reveal high-grade copper mineralization with open potential for future exploration.

Commenting on the report, Jones Belther, Senior Vice-President Mineral Exploration & Technology, said “this is the first exploration report that Nexa Resources is publishing and we will maintain this routinely for the future. Our goal is to enhance the information of our exploration program and its results on a quarterly basis for analysts and shareholders to follow up life of mine extensions and future growth avenues progress.

During 1Q21, our exploration works had over 90% adherence to what we have planned despite some small delays in laboratory assays due to COVID-19 lockdown in some parts of Brazil.

We produced relevant results in all our brownfield exploration programs. We keep extending Cerro Lindo ore bodies to southeast. The Sara orebody in El Porvenir continuous being extended to north and south and in San Gerardo open pit we obtained several positive drill intersections. In Vazante, the Varginha Norte trend is being extended to north and in Morro Agudo/Bonsucesso the parallel trend continues revealing positive results along strike and at depth.

In Aripuanã, the Babaçu NW revealed thick intersections with still pending assay results. In Hilarión, the drill program has started at the end of the quarter and the first results are due to the 2Q21.

This is also the first time Nexa Resources has released the exploration results of the Namibia program, where we have consolidated a large mineral property package in a joint venture with JOGMEC. The results of the drilling campaign along recent years identified two high-grade copper mineralized bodies that are prioritized in our 2021 exploration program. We believe Namibia can provide a new frontier for Nexa with a very promising future in a stable and mine-friendly jurisdiction.”

Cerro Lindo

The exploration program has been focused on extensions of known orebodies and exploratory drilling to find new mineralized zones, primarily in the northwest and southeast of Cerro Lindo. There are currently four drill rigs. The Pucasalla Este target is located 4.5km to the northwest of the Cerro Lindo mine and the Patahuasi Millay target 1.0km northeast of the mine. Surface drilling at the Pucasalla target has started in March 2021.

In 1Q21, a total of 5,325 meters of exploration drilling and 13,214 meters of infill drilling were executed. Exploration drilling included 2,128 meters at orebody 9, 2,378 meters at Pucasalla and 820 meters at Patahuasi Millay. The continuity of orebody 9 to the southeast was confirmed with hole PECLD5380 with 7.90m@0.93% Cu, 7.8m@1.17% Zn, 63.70g/t Ag and 11m@1.28% Zn, 88.78g/t Ag between the 1800 and 1900 levels.

CERRO LINDO 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PECLD05380	OB9	184.0	191.9	7.9	0.22	0.02	0.93	23.81	3.04
PECLD05380	OB9	205.4	213.2	7.8	1.17	0.52	0.08	63.70	2.87
PECLD05380	OB9	245.5	256.4	11.0	1.28	0.97	0.18	88.78	3.97

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 2Q21, we plan to continue drilling the Pucasalla target from the surface. Underground exploration will continue towards Patahuasi-Millay and extension of orebody 9 and orebody 8. The drilling program includes 5,400 meters in Pucasalla with two rigs, 2,100 meters at Patahuasi Millay with one rig and 2,700 meters at orebodies 9 and 8 with one rig.

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Exploration Report – 1Q21

El Porvenir

The exploration drilling works were focused on extending the existing mineralized bodies along strike and at depth, and exploration drilling on the Sara mineralized zone, located 700 meters from the mine plant, focused on delineating a bulk mineralization close to the surface and the existing processing plant.

In 1Q21, a total of 4,216 meters of mineral exploration drilling and 9,370 meters of infill drilling were executed. A total of 2,632 meters were drilled at Sara Norte with one rig and 1,585 meters at Sara South and West extensions with a second rig.

Main intercepts during 1Q21 at Sara Norte confirmed the continuity of mineralization as precious metals including hole PEEPD01914 with 6.8m@194.87 g/t Ag and 0.65 g/t Au and 3.2m@118.97g/t Ag and 0.47 g/t Au.

EL PORVENIR 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEEPD01914	Sara Norte	79.1	82.9	3.8	1.05	1.14	0.02	49.44	0.12	2.78
PEEPD01914	Sara Norte	112.2	116.0	3.8	0.64	1.80	0.01	77.61	0.01	3.35
PEEPD01914	Sara Norte	119.7	126.5	6.8	0.09	0.28	0.02	194.87	0.65	3.96
PEEPD01914	Sara Norte	132.4	135.6	3.2	0.04	0.09	0.03	118.97	0.47	2.35

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 2.5% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For the next quarter, we plan to continue drilling the south and north extensions of Sara. The surface drilling program includes research on the continuity towards south of the Sara orebody and to confirm continuity in deep areas (4,170 meters with two rigs); in the northern zone continue underground drilling at 4050 level, testing the continuity into the Goyllarisquizga formation sandstones (2,580 meters with one rig).

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Exploration Report – 1Q21

367000
367250
367500
367750
368000
368250
8828250
8828000
8827750
8827500
8827250
8827000
8826750
8826500
8826250
8826000
N
4050 Level
Sara Norte target
4050 Level
Sara orebody
Underground holes
Surface holes
2021 holes
Historical drilling
Sara orebody
Extension targets
Historical ore bodies

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Exploration Report – 1Q21

Atacocha

In 1Q21, 1,516 meters of infill drilling was executed at the San Gerardo open pit. The Chercher orebody, located 200 meters north of the open pit, was confirmed with favorable results, as shown by hole PEATD01429 with 10.1m@1.91% Zn, 4.14% Pb, 111.29ppm Ag and 0.42 g/t Au. Drilling results at Chercher confirmed continuity at depth, with favorable widths in hole PEATD01432 with 4.1m@7.81% Zn, 4.57% Pb, 196.85ppm Ag and 0.64 g/t Au.

ATACOCHA - SAN GERARDO 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEATD01429	CHERCHER	120.4	130.5	10.1	1.91	4.14	0.05	111.29	0.42	8.84
PEATD01430	CHERCHER	7.8	13.5	5.7	3.28	1.00	0.02	35.65	0.40	5.67
PEATD01431	CHERCHER	199.7	201.9	2.2	6.69	4.51	0.06	102.27	0.40	13.72
PEATD01431	CHERCHER	287.9	301.7	13.8	4.15	3.02	0.06	166.34	2.55	14.97
PEATD01432	CHERCHER	15.1	18.4	3.3	8.17	2.12	0.08	75.86	0.24	12.20
PEATD01432	CHERCHER	20.8	24.9	4.1	7.81	4.57	0.09	196.85	0.64	17.43

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 2Q21, we plan to continue infill drilling to define deep continuity at the Norte orebody (1,500 meters) and Asunción orebody (1,500 meters) with 6 rigs.

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Exploration Report – 1Q21

Hilarión

In 1Q21, 310 meters of exploratory drilling was completed at the Mia target in two pending drill holes, totaling 4,913 meters drilled at this target. We also commenced the exploratory drilling program to drill test the Hilarión Sur target, where a total of 14,100 meters of drilling in 20 holes aims to confirm the southeast continuity of the Hilarión deposit. A total of 1,326 meters of exploratory drilling was executed in 1Q21, including 310 meters at Mia and 1,015 meters at Hilarión Sur with three rigs.

Drilling results confirmed two mineralized structures at Mia, a 2.6 meter wide vein assaying 2.53% Zn, 1.46% Pb, 22.12ppm Ag and 0.3% Cu and a skarn mineralized body with average width of 4.5 meters assaying 2.43% Zn, 3.61% Pb, 42.67 g/t Ag and 0.11% Cu.

HILARIÓN 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEMIAD000002	Mia	304.6	307.1	2.5	3.30	4.39	1.26	182.25	10.68
PEMIAD000003	Mia	610.9	613.5	2.6	2.53	1.46	0.30	22.12	4.18
PEMIAD000005	Mia	694.1	698.6	4.5	2.43	3.61	0.11	42.67	6.26

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

The PEMIAD000002 intersection above was drilled in 4Q20 and assay results became available in 1Q21.

For 2Q21, we plan to continue drilling at Hilarión Sur target to investigate the continuity of outcropping Zn, Pb, Ag and Cu skarn mineralization at depth totaling 8,100 meters with three rigs.

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Exploration Report – 1Q21

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Exploration Report – 1Q21

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 1Q21, 15,211 meters of infill drilling and 863 meters of exploratory drilling were completed, including 621 meters in the Extremo Norte area with two rigs and 242 meters at Vazante Sul with two rigs.

At the Vazante Mine, we confirmed the extension of the willemite mineralization in the Extremo Norte area at the Varginha Norte parallel trend with hole BRBVZEND000040 with 5.9m@15.42% Zn (apparent width). At the Vazante Sul target, exploration drilling is being conducted to confirm the presence of reddish dolomite, a host rock typical of Vazante orebody.

VAZANTE 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Ag g/t	ZnEq%
BRBVZEND000040	Extremo Norte	260.1	266.0	5.9	15.42	0.24	3.26	15.50

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc or assay results are pending. True widths of the mineralized intervals are unknown at this time.

8

Exploration Report – 1Q21

For 2Q21, we intend to continue the extension drilling program at the Vazante Mine. Following the confirmation of the willemite mineralization in the Extremo Norte area, exploratory drilling will focus on structures parallel to the Vazante fault. A total of 2,000 meters of drilling is planned for the Extremo Norte and Vazante mine extensions with two rigs and 200 meters at Vazante Sul with one rig. Exploratory drilling in the Sungem and other new targets are planned to be drilled later in 2021.

Morro Agudo

In 1Q21, a total of 2,380 meters of brownfield expansion drilling were carried out in the central zone of Bonsucesso (1,631 meters with four rigs) and scout drilling at the Carrancas target located 4 km south of Ambrósia Sul Mine (742 meters with two rigs). Another 1,206 meters of infill drilling was carried out at the Morro Agudo mine.

The main interceptions refer to Bonsucesso holes drilled in 4Q20 with assay results received in 1Q21 including 9.65% Zn and 3.77% Pb over 4.5 meters (BRMAMBSCD000195), 10.84% Zn and 2.09% Pb over 11.2 meters (BRMAMBSCD000196) and 6.48% Zn and 0.80% Pb over 12.2 meters (BRMAMBSCD000197) as shown below.

MORRO AGUDO 1Q21 - 4Q20 MAIN INTERSECTIONS WITH ASSAY RESULTS RECEIVED IN 1Q21
Hole_id	Orebody	From	To	Length	Zn%	Pb%	ZnEq%
BRMAMBSCD000195	Bonsucesso	375.8	380.4	4.5	9.65	3.77	11.96
BRMAMBSCD000195	Bonsucesso	386.5	390.2	3.6	7.63	2.53	9.18
BRMAMBSCD000195	Bonsucesso	397.5	403.3	5.8	3.70	0.20	3.83
BRMAMBSCD000196	Bonsucesso	64.0	70.1	6.1	9.51	0.39	9.75
BRMAMBSCD000196	Bonsucesso	73.0	84.2	11.2	10.84	2.09	12.12
BRMAMBSCD000197	Bonsucesso	352.1	358.8	6.6	4.13	0.62	4.51
BRMAMBSCD000197	Bonsucesso	361.0	373.2	12.2	6.48	0.80	6.97

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Exploration Report – 1Q21

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 2Q21, we plan to continue expansion brownfield drilling in the Bonsucesso mineralized zone, totaling 1,500 meters with two rigs and 1,300 meters with another two rigs at other targets north of Bonsucesso.

309000
310000
311000
312000
N
2021 planned holes
2021 completed holes
2020 drill holes
Historical drilling
2021 drilling target
Fault
Mineralized zone
Dolomite
Black shale
8109000
8108000
8107000
8106000
0
1 Km

10

Exploration Report – 1Q21

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Exploration Report – 1Q21

Aripuanã

In 1Q21, we continued exploratory drilling on the northwest extension of the Babaçu body, where 1,527 meters of exploratory drilling was executed. Drillholes BRAPD000077 and BRAPD000078 intercepted massive sulphide in the Babaçu northwest extension in late 2020 and positive assay results became available in early 2021, as shown in the following table.

ARIPUANÃ 1Q21 - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Zn%	Pb%	Cu%	Au g/t	Ag g/t	ZnEq%
BRAPD000077	Babaçu	640.3	648.8	8.5	8.20	2.79	0.02	0.13	75.61	11.86
BRAPD000077	Babaçu	693.5	706.2	12.8	9.00	3.57	0.04	0.12	107.62	13.84
BRAPD000078	Babaçu	773.0	789.3	16.4	3.99	1.23	0.02	0.05	39.28	5.72
BRAPD000078	Babaçu	817.5	822.5	5.0	3.90	0.91	0.02	0.09	26.20	5.22

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

Drillhole BRAPD000080 intercepted three thick mineralized intervals in the folded hinge zone with pending assay results. Visually estimated grades are:

•	147m @ 5% Zn and 2% Pb

•	78m @ 2% Zn

•	47m @ 2% Zn, 1% Pb and0.5% Cu

For 2Q21, we will continue the extension drilling to the northwest of the Babaçu body, including 1,100 meters with two rigs.

12

Exploration Report – 1Q21

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Exploration Report – 1Q21

Namibia

Nexa Resources has obtained its first Exclusive Prospective License (“EPL”) in 2013, when it established its local subsidiary and claims holder, named Votorantim Metals Namibia (VMN). The Company’s strategy focuses on structural controlled carbonate-hosted type mineralization along the Otavi Fold Belt, similar to the Tsumeb and Kombat deposits, as well as sediment-hosted deposits, such as the Zambia Copperbelt.

The properties are located between 10 and 120km from the historical Tsumeb and Kombat mines, comprising an area of 374,000 hectares, which are part of a joint venture with JOGMEC (Japan Oil, Gas and Metal National Corporation). Their claims incorporate more than 80km of prospective siliciclastic sequence, underlying the carbonate platform of the Otavi Group. Several mineral occurrences, aligned with regional structures, guided the discovery of high-grade fault bound Cu mineralization.

The JOGMEC joint venture incorporates two projects, Otavi and Namibia North.

The Otavi project was launched in November 2015 and exploratory field work led to the definition of drilling targets, whereby a total of 27,765 meters in 92 drill holes were drilled from September 2016 to December 2020, mainly on the T13 target where drilling results confirmed a fault-bounded copper mineralization at the bottom of the Otavi Group stratigraphy. Recent Ministry of Mines and Energy approvals granted two additional EPLs in 2020 for the project, which increased the area by 109,000 hectares.

The Namibia North Project aggregated 10 granted EPL since November, 2019. They are distributed in an area of 250km x 150km. The Namibia North exploration program focused primarily on the Deblin target, where a total of 4,449 meters in 15 drill holes were drilled from January to December 2020. The latest exploration results confirmed a fault-bounded mineralized zone at the top of the Nosib Group stratigraphy. The main intersections at T13 and Deblin targets are highlighted in the tables below.

In 2021, we intend to carry out greenfield prospecting work, scout exploratory drilling on new targets and monitoring of drilling on current targets looking towards a Mineral Resources definition. A total of 4,900 soil samples, 1,200 meters of RAB drilling and 10,000 meters of diamond drilling are planned for Namibia’s exploratory program.

14

Exploration Report – 1Q21

OTAVI - HISTORICAL DATA - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Cu%	Ag g/t	Year
NAOTVDD0015	T13	125.0	143.0	18.0	6.92	137.90	2016
Including	T13	131.0	137.0	6.0	16.64	370.30	2016
NAOTVDD0023	T13	193.0	238.0	45.0	2.43	54.90	2017
Including	T13	203.0	213.4	10.4	4.78	128.00	2017
Including	T13	233.7	238.0	4.4	4.34	9.50	2017
NAOTVDD0028	T13	144.0	155.2	11.2	4.72	49.00	2017
Including	T13	148.9	155.2	6.3	7.40	85.00	2017
NAOTVDD0029	T13	197.1	238.0	40.9	2.35	35.90	2017
Including	T13	227.4	237.0	9.7	4.82	133.63	2017
NAOTVDD0030	T13	229.4	303.1	73.7	1.35	21.90	2017
Including	T13	285.4	297.0	11.7	3.06	51.75	2017
NAOTVDD0032	T13	215.2	219.8	4.5	1.35	4.21	2017
NAOTVDD0033	T13	273.0	286.2	13.2	3.26	52.80	2017
Including	T13	276.0	281.0	5.0	5.83	102.34	2017
NAOTVDD0035	T13	328.6	370.0	41.4	1.57	21.30	2018
Including	T13	332.0	342.0	10.0	3.68	42.00	2018
NAOTVDD0037	T13	298.1	302.3	4.2	1.38	11.90	2018
NAOTVDD0041	T13	442.0	445.3	3.3	2.90	43.50	2018
NAOTVDD0044	T13	359.0	368.4	9.4	1.84	35.17	2018
NAOTVDD0072	T13	280.3	293.5	13.2	1.13	2.98	2019
NAOTVDD0075	T13	292.9	301.3	8.4	2.30	3.44	2019
NAOTVDD0076	T13	396.8	401.2	4.4	1.25	14.80	2019

NAMIBIA NORTH - HISTORICAL DATA - MAIN INTERSECTIONS
Hole_id	Orebody	From	To	Length	Cu%	Year
NANANDD0001	Deblin	163.0	167.5	4.5	1.42	2020
NANANDD0002	Deblin	74.0	96.0	22.0	1.62	2020
including	Deblin	74.0	83.0	9.0	2.90	2020
NANANDD000008	Deblin	228.6	234.5	5.9	1.20	2020
NANANDD000009	Deblin	390.0	426.0	36.0	1.06	2020
including	Deblin	400.0	409.0	9.0	2.15	2020
NANANDD000010	Deblin	425.0	428.1	3.1	1.50	2020
NANANDD000011	Deblin	446.9	466.2	19.3	3.53	2020
including	Deblin	450.0	458.0	8.0	4.91	2020
NANANDD000012	Deblin	341.4	347.0	5.6	1.20	2020

Note: Intervals with assays not reported here have no consistent samples > 1.0% Cu. True widths of the mineralized intervals are unknown at this time.

In 1Q21, a total of 2,234 meters of exploratory drilling was executed on targets T13 and T27, 1,614 meters on T13 with two drill rigs and 620 meters on T27 with one rig. Drilling results from T13 confirm the continuity of copper mineralization at depth. NAOTVDD0087 intercepted an interval of 6.3 meters with a visual estimated grade of 1% Cu (assay results pending). Copper mineralization extends for more than 1 km, as indicated below.

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Exploration Report – 1Q21

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Exploration Report – 1Q21

NW
C
SE
D
1400m
1400m
1200m
1200m
DD-15
18.0m @ 6.92% Cu + 137.0g/t Ag
DD-23
45.0m @ 2.43% Cu + 54.9g/t Ag
DD-24
3.0m @ 1.45% Cu
D-83
16.0m @ 0.42% Cu, 7.3g/t Ag
incl. 2m @ 1.43% Cu + 23.25g/t Ag
DD-84
1.0m @ 0.50%Cu
250m
Drillhole
Fault
Mineralization
Carbonate rocks
Diamictite
Sandstone

No drilling activity was executed in Deblin in 1Q21 due to the rainy season. The Deblin target displays a strike length of 22km with soil geochemical anomalies and copper occurrences on the surface, where the central portion of this target was covered with diamond drilling in 2020, as shown below.

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Exploration Report – 1Q21

For the next quarter, we plan to complete 1,200 meters of exploratory drilling with three rigs in the Otavi project, including 550 meters on target T13, 250 meters on T27 and 400 meters on other targets. At Namibia North, we plan to complete 1,400 meters of drilling with two rigs, including 900 meters of extension at Deblin and 500 meters at other nearby targets. Major exploratory activities for Namibia are summarized below.

18

Exploration Report – 1Q21

2Q21 Mineral Exploration Program Summary

For 2Q21, the exploration program plans to produce a total of 33,750 meters of drilling with 23 drill rigs, including 25,050 meters with 10 rigs in Peru, 6,100 meters with 8 rigs in Brazil and 2,600 meters with 5 rigs in Namibia.

To support new target generation Nexa has a comprehensive airborne and ground geophysics program for 2021 totaling 5,218 km of airborne geophysics in Peru and 120 km of ground geophysics in Namibia. At Cerro Lindo, we plan to fly 433 km of VTEM starting on 2Q21 over existing drilling targets and adjacent potential areas. At Hilarión, we plan to fly 1,348 km of airborne magnetics starting in 3Q21 to search for new drilling targets. At Florida Canyon, we plan to fly 1,503 km of airborne magnetics to investigate potential feeders for Zn, Pb, Ag mineralization starting in 3Q21.

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Exploration Report – 1Q21

Note 1 - Zinc Equivalent

For Zinc Equivalent parameters in all tables, forecast long-term metal prices are: Zn: US$ 2,869/t (US$1.30/lb), Pb: US$ 2,249/t (US$1.02/lb), Cu: US$ 7,427/t (US$3.37/lb), Ag: US$ 19,38/oz and Au: US$ 1,769/oz for Atacocha and Aripuanã. Average resource metallurgical recoveries are: Cerro Lindo: Zinc (88.3%), Lead (70.0%), Copper (86.9%) and Silver (74,8%), El Porvenir: Zinc (89,5%), Lead (78,8%), Copper (14.3%) and Silver (77.5%), Atacocha op: Zinc (74,3%), Lead (85.0%), Copper (5.5%), Gold (64,4%) and Silver (76.5%), Hilarión: Zinc (81.0%), Lead (84.0%) and Silver (78.0%), Vazante: Zinc (85,6%), Lead (22.05%) and Silver (42.0%), Morro Agudo and Bonsucesso: Zinc (92.0%) and Lead (72.0%) and Aripuanã: Zinc (89.1%), Lead (83.0%), Copper (71.0%), Gold (67.0%) and Silver (75.2%).

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Exploration Report – 1Q21

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601

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